Exhibit (m)(6)

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

March 13,2012

Mr. Daniel W. Moyer

Emerald Mutual Fund Advisers Trust

3175 Oregon Pike

Leola, PA 17540

Re: Unencumbered 12b-1 Balances

Dear Dan:

Emerald Mutual Fund Advisers Trust (the “Adviser” or “you”), as a registered investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment advisor to the Emerald Growth Fund and the Emerald Banking and Finance Fund, two series of the Financial Investors Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) (each a “Fund” and collectively the “Funds”). ALPS Distributors, Inc. (the “Distributor” or “us”) is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and, pursuant to the Distribution Agreement with the Trust on behalf of the Funds, effective as of March 16, 2012, serves as principal underwriter for the Funds.

One or more of the Funds have adopted a distribution and/or services plan pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plans”). The Distributor receives and is responsible for disbursing payments under the Rule 12b-1 Plans to persons who are eligible to receive such payments. You have requested that the Distributor remit to you any 12b-1 balances under the Rule 12b-1 Plans that are not otherwise paid to third parties or the Distributor for its services as the Funds’ principal underwriter, if any (“Unencumbered Balances”). In connection with such request, you represent to us as follows:

1.       You are registered as an investment advisor under the Advisers Act and have a valid investment advisory agreement with the Trust with respect to the Funds.

2.       You provide or arrange for the provision of certain marketing and distribution-related services to the Distributor and/or the Funds including without limitation providing employees to serve as registered representatives of the Distributor in connection with sales of shares of the Funds, providing employees to serve as customer service representatives, preparing and printing prospectuses, shareholder reports and marketing materials, responding to requests for proposals, responding to press inquiries, and providing fulfillment services and other marketing support activities to the Distributor and/or the Trust on behalf of the Funds (collectively, the “Services”).

3.       You hereby represent and warrant to the Distributor that (i) you have all requisite licenses necessary to perform the Services and receive, if any, Unencumbered Balances contemplated hereby, (ii) the terms of each Rule 12b-1 Plans permit payments to the Adviser and its affiliates in the manner contemplated by this Agreement, (iii) the terms of this Agreement and the receipt by you of an Unencumbered Balance, if any, shall be fully disclosed to the Board of Trustees of the Trust no less frequently that once per quarter, and if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any Unencumbered Balances remitted to you and any other benefits to you and your affiliates that may arise from this Agreement and (iv) the amount of the Unencumbered Balances, if any, remitted to you are and will at all times be reasonable in relation to the Services provided to the Distributor, the Trust on behalf of the Funds and/or the Funds, and the Services are services for which the Unencumbered Balances may be used for pursuant to the Rule 12b-1 Plans.

4.       There is no assurance that in performing the Services that the Adviser shall receive any Unencumbered Balances given the uncertainty of the size or availability, if any, of the Unencumbered Balances.

5.       Attached as Exhibit A is a copy of the resolutions of the Board of Trustees of the Trust authorizing this Agreement and the retention by you of Unencumbered Balances certified by an appropriate officer of the Trust. To the Adviser’s knowledge, such resolutions are in full force and effect and have not been modified or rescinded.

6.       You understand and acknowledge that the Distributor is relying on the foregoing representations and agree to notify the Distributor immediately at the name and address set forth in the Distribution Agreement in the event that any of the foregoing representations are no longer true and accurate. In accordance with the terms and conditions herein, the Adviser shall assume responsibility for its compliance with applicable securities law and the authorization of the Trust with respect to any Unencumbered Balances.

Sincerely,

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Titled:	President

ACCEPTED AND AGREED TO BY:

Emerald Mutual Fund Advisers Trust

By:	/s/ Dan Moyer
Name:	DANIEL W. MOYER IV
Titled:	EVP

Exhibit A

WHEREAS:	The Board of Trustees (the “Board”) of Financial Investors Trust (the “Trust”), including each of the Trustees who are not “interested persons” of the Trust as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”), has determined that:

(a)	Emerald Growth Fund and Emerald Banking and Finance Fund, two series of the Trust (the “Funds”), have adopted a distribution and/or services plan pursuant to Rule 12b-1 under the 1940 Act (each a “Plan” and collectively the “Plans”). ALPS Distributors, Inc. (“ADI”) receives and is responsible for disbursing payments under Plans to persons who are eligible to receive such payments pursuant to an agreement executed between ADI and such third parties involved in the distribution and/or shareholder servicing of Fund shareholders;

(b)	in those circumstances where the aforementioned 12b-1 revenue is unencumbered by a third party or ADI, ADI wishes and Emerald Mutual Fund Advisers Trust (the “Adviser”) desires that ADI offset the cost of the Adviser’s activities primarily intended to result in the sale of Fund shares (“Services”) and the foregoing activities shall be in accordance with the applicable Plan; and

(c)	the Services to be provided by the Adviser are necessary or desirable for the continued operation of the Funds and are memorialized pursuant to the unencumbered 12b-1 Agreement between ADI and the Adviser (the “Agreement”); and

WHEREAS:	There is no assurances that in performing the Services that the Adviser shall receive any unencumbered 12b-1 revenue (the “Unencumbered Balances”) given the uncertainty of the size or availability, if any at all, of such Unencumbered Balances.

NOW, THEREFORE, BE IT:

RESOLVED:	ADI’s transfer of Unencumbered Balances, if any at all, available to the Adviser shall be used to satisfy the fair and reasonable cost of such Services; and

RESOLVED:	That the appropriate officers of the Trust be, and hereby are, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to implement the arrangements providing for payments under the Agreement in accordance with the terms thereof for services stated therein.

CERTIFICATION

The undersigned hereby certifies that she is the duly elected and acting Secretary of Financial Investors Trust and further certifies that the attached resolutions as set forth in Exhibit A are for the Unencumbered 12b-1 Agreement with Emerald Mutual Fund Advisers Trust as approved by the Board of Trustees on March 13, 2012.

By:	/s/ JoEllen L. Legg
Name:	JoEllen L. Legg
Titled:	Secretary

Date: March 13, 2012